SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a– 16 or 15d– 16 of

the Securities Exchange Act of 1934

For the month of February 2018

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Sercel Sells a Sentinel HR High-Resolution Streamer System to

German AWI Research Institute

Paris, France – February 27, 2018

CGG announced today that Sercel has sold one of its new Sentinel® HR high-resolution solid streamers to the Alfred Wegener Institute (AWI), a German research foundation specializing in polar and marine research in the Arctic and Antarctic.

AWI will use the Sentinel HR on research projects it is conducting to record critical data about the relationship between geological activity and ecosystems in order to gain a better understanding of the Earth’s system.

Launched in 2017, Sentinel HR is the latest member of Sercel’s Sentinel solid streamer family. With a close channel separation of 3.125 m, Sentinel HR is designed for shallow target applications and high-resolution 3D surveys and delivers an industry-best hydrophone performance. Driven by Sercel’s new-generation Seal 428 marine seismic recorder, up to 6 km of Sentinel HR can be deployed with full data and power redundancy for non-stop acquisition.

AWI has also added the combination of Sercel’s SeaPro Nav integrated high-end navigation system and QuietSea™ Passive Acoustic Monitoring (PAM) system to its marine seismic equipment portfolio to optimize marine mammal detection during seismic acquisition. SeaProNav provides the most accurate real-time positioning for all types of marine seismic surveys while QuietSea complies with international marine mammal monitoring regulations to offer the most advanced detection tool in the industry.

Pascal Rouiller, Sercel CEO, said: “We are delighted that AWI has again selected Sercel systems to conduct its next oceanographic surveys in polar regions. By adding the Sentinel HR to its portfolio of Sercel marine seismic acquisition equipment, which includes the Sentinel, Seal 428, SeaPro Nav and QuietSea, AWI will benefit from highly detailed images of the shallow sediment layers in the most challenging environments.”

The Sentinel HR high-resolution seismic streamer (image courtesy of Sercel).

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 27th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer